October 18, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, Connecticut 06901

       Re: The Lovesac Company
           Draft Registration Statement on Form S-1
           Submitted October 12, 2018
           CIK No. 0001701758

Dear Mr. Nelson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products